Exhibit 4.3
Ms Jasmine Whitbread
Chief Executive Officer
Save the Children
Second Floor
Cambridge House
100 Cambridge Grove
London
W6 0LE
12 January 2011
Upon the recommendation of the Nominating Committee, the Board of BT Group plc (the Company) has appointed you as a non-executive director. In addition to your membership of the Committee for Sustainable and Responsible Business, you may be appointed to such Board Committees as may from time to time be agreed with you. This letter sets out the terms of your appointment.
Appointment
Your appointment is for an initial period of three years from 19 January 2011. During that period either you or the Board can give the other at least three months’ written notice to terminate the appointment at any time.
In accordance with the Company’s Articles of Association and relevant corporate governance provisions, you will be required to stand for election at the Company’s next Annual General Meeting and during your period of appointment you will be required to stand for re-election at subsequent Annual General Meetings. In the event that you are not re-elected by the shareholders at the Annual General Meeting the appointment will terminate automatically and with immediate effect.
Subject to your re-election as a director at the Annual General Meeting and satisfactory performance by you of your duties as a non-executive director, the appointment may be continued at the end of the initial three year period if you and the Board agree.

Time commitment
You are expected to attend all meetings of the Board and those Board Committees to which you are appointed, the Annual General Meeting and one or more Board away days. If you cannot attend any meeting you should advise the Secretary in advance. In addition, you will be expected to devote appropriate preparation time ahead of each Board and Board Committee meeting and to take part in at least one visit each year to one of BT’s offices or other sites. It is difficult to be precise about the amount of time you should expect to spend on this work, but we estimate that you should allow a minimum of 22 days each year, subject to Committee commitments. You should allow a slightly higher commitment in the first year of your appointment whilst you familiarise yourself with the BT group and go through our induction programme for new directors. Additional time commitment may also be required if the company is undergoing a period of particularly increased activity (such as a major acquisition or capital transaction).
By accepting this appointment, you have confirmed that you are able to allocate sufficient time to meet what is expected of you in your role as a non-executive director. The agreement of the Chairman should be sought before accepting additional commitments that might affect the time you are able to devote to your role as a non-executive director of the Company.
Role
Non-executive directors have the same general legal responsibilities to the Company as any other director. The Board’s principal focus is the strategic direction, development and control of the group, while maintaining sound risk management and internal control systems. In support of this it approves the group’s values, ethics, business practice policies, strategic plans, annual budgets and the group’s overall system of internal controls, governance and compliance authorities. It also has oversight and control of the group’s operating and financial performance. Board members are expected to constructively challenge and help develop proposals on strategy. These responsibilities are set out in the formal statement of the Board’s role, included in your directors’ briefing pack and are in accordance with the UK Corporate Governance Code.
Fees and expenses
You will receive fees for your services as a director of £67,000 a year. This includes the fee for membership of the Committee for Sustainable and Responsible Business. Any additional Committee fees for those of which you become a member will be payable against standard fee levels from time to time agreed by the Board.

The Company will either pay or reimburse you for all travelling, hotel and other expenses incurred on the Company’s business.
Outside interests
It is accepted and acknowledged that you have business interests other than those of the Company. You are required to disclose to the Board, via the Secretary, any interests you have at the date of your appointment. Advice on notifiable interests is enclosed in your briefing pack. You will be asked to review the interests notified, on an annual basis. However, any new interests which arise during your period of appointment should be notified to the Secretary as soon as possible.
Confidentiality and share dealings
All information acquired during your appointment is confidential to the Company and should not be released (by whatever means), either during your appointment or following termination, to third parties without prior clearance from the Secretary. You also undertake to keep secure any information and material sent to you.
Your attention is also drawn to the requirements under both legislation and regulation as to the handling and disclosure of price sensitive information. You should avoid making any statements that might breach these requirements without prior clearance from the Secretary.
You will be bound by BT Group plc’s Articles of Association and by the Company’s share dealing code.
Induction and Briefings
The Company has in place arrangements to complement the briefing material you have already received about the BT group through an on-going programme to keep you informed about the Company’s businesses, activities and developments, the communications industry and the regulatory environment. This can include meetings with executive management in the Company, the Company’s major shareholders and other stakeholders and the Company’s external auditors. We will also arrange a tailored package of visits to business locations so you can see BT and its people at work.

Review
The performance of the Board and its committees is evaluated annually. If, in the interim, there are any matters which cause you concern about your role you should discuss them with the Chairman or the Secretary as soon as is appropriate.
Individual training and development needs will be regularly reviewed and agreed with each director as part of the Board evaluation process.
Insurance
You are covered by the Company’s directors’ and officers’ liability insurance. The current limit in respect of any one claim or all claims in aggregate during the period of the insurance policy is £170 million.
Independent professional advice
The Company has a procedure for its directors, in furtherance of their duties, to take independent advice if necessary, at the Company’s expense. If you feel it necessary to seek such advice, please contact the Secretary first. A copy of the procedure is included in your briefing pack.
Termination
Upon termination of your appointment you will at the Company’s request promptly resign in writing as a director of BT Group plc. The Secretary is irrevocably authorised to sign a letter of resignation on your behalf if you fail to do so.
Acceptance
Please confirm your acceptance of these terms by signing and returning the attached copy of this letter.
Yours sincerely
/s/ Andrew Parker
Name: Andrew Parker
ANDREW PARKER

To:	Andrew Parker Company Secretary I confirm acceptance of my appointment on the above terms.

/s/ Jasmine Whitbread	17 January 2011
Name: Jasmine Whitbread	Date